SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)*

                          eResource Capital Group, Inc.
              ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
              ---------------------------------------------------
                         (Title of Class of Securities)

                                   26883W 10 6
              ---------------------------------------------------
                                 (CUSIP Number)

                                 G. David Gordon
                       G. David Gordon & Associates, P.C.
                         7633 East 63rd Place, Suite 210
                                 Tulsa, OK 74133
                              Tel No.: 918-254-4997
              ----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 13, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box |_|.

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                                       PAGE 2 of 3 Pages

                   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
         Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26883W 10 6

                                 SCHEDULE 13D/A

---------- -------------------------------------------------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WENDELL M. STARKE (1)
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) |_|
                                                                                                                            (B) |_|

 ---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


 ---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
 ---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |_|


---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
 ------------------------- ------- -------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                   4,275,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           ------- -------------------------------------------------------------------------------------------------
                          8       SHARED VOTING POWER

                                  0
                           ------- -------------------------------------------------------------------------------------------------
                           9 SOLE DISPOSITIVE POWER

                                  4,275,000 (1)
                          ------- --------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,275,000 (1)
 ---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|

 ---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.99%
---------- ------------------------------------------------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
---------- ------------------------------------------------------------------------------------------------------------------------

(1) Shares held by Wendell M. Starke Trust under Declaration of Trust dated October 2, 1991 (the "Trust"). The reporting person is the Trustee and Beneficiary of the Trust.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26883W 10 6                                          PAGE 3 OF 3 PAGES




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D relates to the shares of common stock, par value $0.04 per share ("Common Stock"), issued by eResource Capital Group, Inc. (the "Company"), the principal executive offices of which are located at 5935 Carnegie Boulevard, Suite 100, Charlotte, NC 28209. Items 1 and 5 of the
Schedule 13D filed by Wendell M. Starke (the "Reporting Person") on July 2, 1999 are amended and restated as set forth below.


Item 1.           Security and Issuer

                  The title of the class of equity securities to which this Schedule relates is common stock, par value $0.04 per share ("Common Stock"), issued by eResource Capital Group, Inc. (f/k/a flightserv.com (the "Company"), the principal executive offices of which are located at 5935 Carnegie Boulevard, Suite 100, Charlotte, NC 28209.

 Item 5.          Interest in Securities of the Issuer

(a) - (b)         See Items 7-13 of the cover page. The percentage of
                  outstanding shares of the Common Stock set out in the cover page has been computed based on a total of 85,673,715 shares of Common Stock indicated as outstanding in the Company's
                  Proxy Statement dated April 24, 2002 relating to the Annual
                  Meeting of Stockholders held on May 17, 2002.

Item 5(c) and 5(e) are added as follows:

   (c) On May 13 , 2002, the Wendell M. Starke Trust gifted 525,000 Shares of the Common Stock to the grandchildren of Mr. Starke. The closing price of the Common Stock on the American Stock Exchange on the date of the gift was $.16.

   (e) As a result of the above transaction on May 13, 2002 Wendell M. Starke ceased to be the beneficial owner of more than five percent of the shares of Common Stock. Also as a result of the above transaction on May 13, 2002 the Wendell
                  M. Starke Trust ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

                                    SIGNATURE

 After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Wendell M. Starke                                    May 21, 2002
---------------------                                   ----------------

Wendell M. Starke                                       Date
Trustee and Beneficiary of
the Wendell M. Starke Trust